Registration No. 333-259868

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________
FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee
pursuant to Section 305 (b)(2)     X
_______________________
CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Danny Lee Citibank, N.A. 388 Greenwich St. New York, NY 10013 (212) 816 -4936 (Name, address and telephone number of agent for service)
___________________________________________
Toyota Auto Finance Receivables LLC
(Depositor of each issuing entity that issues notes under the registration statement)

(Exact name of obligor as specified in its charter)

Each Toyota Auto Receivables 20[ ]-[ ] Owner Trust that issues notes under the registration statement
(Issuer with respect to the indenture securities)

Delaware	95-3775816
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

6565 Headquarters Drive, W2-3D Plano, Texas	75024-5965
(Address of principal executive offices)	(Zip Code)

_________________________
Asset-Backed Notes
(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2023 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

___________________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 1st day of November, 2023.

CITIBANK, N.A.

By      /s/ Danny Lee
Danny Lee
Senior Trust Officer